Exhibit 99.1

Unaudited Interim Report

for the nine-month period ended

30 September 2013

The following is a review of our financial condition and results of operations as of 30 September 2013 and for the nine-month periods ended 30 September 2013 and 2012, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev NV/SA for the nine-month period ended 30 September 2013, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2012 filed with the SEC on 25 March 2013 (“2012 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2012 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 30 September 2013 and for nine-month periods ended 30 September 2013 and 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 30 September 2013 and for nine-month periods ended 30 September 2013 and 2012. The reported numbers as of 30 September 2013 and for nine-month periods ended 30 September 2013 and 2012 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the nine-month periods ended 30 September 2013 and 2012 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company based in Leuven, Belgium, listed on Euronext Brussels under the symbol ABI. ADSs representing our ordinary shares trade on the NYSE under the symbol BUD. We are the world’s largest brewing company by volume, and one of the world’s five largest consumer products companies. As a consumer-centric, sales-driven company, we produce, market, distribute and sell a strong, balanced portfolio of well over 200 beer brands. These include global flagship brands Budweiser®, Corona®, Stella Artois® and Beck’s®; multi-country brands such as Leffe® and Hoegaarden®; and many “local champions” such as Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske® and Jupiler®. We also produce and distribute soft drinks, particularly in Latin America. Our brewing heritage and quality are rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366, and those of Anheuser & Co. brewery, established in 1852 in St. Louis, U.S.A. We employ approximately 150,000 people, with operations in 24 countries across the world. Given the breadth of our operations, we are organized along eight business segments: North America, Mexico, Latin America North, Latin America South, Western Europe, Central & Eastern Europe, Asia Pacific and Global Export & Holding Companies. The first seven segments correspond to specific geographic regions in which our operations are based. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our seven geographic regions. Following our combination with Grupo Modelo, we are fully consolidating Grupo Modelo in our unaudited financial statements as of 4 June 2013. The Grupo Modelo businesses are reported according to their geographical presence in the following segments: the Mexico beer and packaging businesses are reported in the new Zone Mexico, the Spanish business is reported in the Zone Western Europe and the Export business is reported in the Global Export and Holding Companies segment.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2012 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•	local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•	financial risks, such as interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation;

•	changes in government policies and currency controls;

•	tax consequences of restructuring and our ability to optimize our tax rate;

•	continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•	the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina and other central banks;

•	changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations, changes to tax benefit programs as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	the risk of unexpected consequences resulting from acquisitions, including the combination with Grupo Modelo, joint ventures, strategic alliances or divestiture plans, and our ability to successfully integrate the operations of businesses or other assets that we acquire and the extraction of synergies from the Grupo Modelo combination;

•	the outcome of pending and future litigation and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in this interim unaudited condensed consolidated financial statements report that are not historical;

•	our success in managing the risks involved in the foregoing; and

•	the risk of unexpected consequences resulting from corporate restructurings, including the Ambev Stock Swap Merger, as discussed in our 2012 Annual Report, and our ability to successfully and cost-effectively implement them and capture their intended benefits.

Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that these forward-looking statements are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2012 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Summary of Changes in Accounting Policies

The following standards issued by the International Accounting Standards Board became effective for annual periods beginning on 1 January 2013:

IFRS 10 Consolidated Financial Statements, which provides a single consolidation model that identifies control as the basis for consolidation for all types of entities.

IFRS 11 Joint Arrangements, which establishes principles for the financial reporting by parties to a joint arrangement and replaces the current proportionate consolidation method by the equity method.

IFRS 12 Disclosure of Interests in Other Entities, which combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 Fair Value Measurement, which does not establish new requirements for when fair value is required but provides a single source of guidance on how fair value is measured.

IAS 19 Employee Benefits (Revised 2011):

The amendments that caused the most significant impacts on our interim unaudited condensed consolidated financial statements include:

•	Expected returns on plan assets will no longer be recognized in profit or loss. Expected returns are replaced by recording interest income in profit or loss, which is calculated using the discount rate used to measure the pension obligation.

•	Unvested past service costs can no longer be deferred and recognized over the future vesting period. Instead, all past service costs will be recognized at the earlier of when the amendment/curtailment occurs or when we recognize related restructuring or termination costs.

Except for IAS 19 (Revised 2011), the standards above did not have a significant impact on our interim unaudited condensed consolidated financial statements upon initial application.

IAS 19 (Revised 2011) requires retrospective application. Accordingly, the comparative figures in our interim unaudited condensed consolidated financial statements have been adjusted as if IAS 19 (Revised 2011) had always applied.

Similar to the 2012 version of IAS 19, IAS 19 (Revised 2011) does not specify where in profit of loss an entity should present the net interest on net defined benefit liabilities. As a consequence, we have determined that, upon initial application of IAS 19 (Revised 2011), the net interest component will be presented as part of our net finance cost. This change in presentation is in line with IAS 1, which permits entities to provide disaggregated information in the performance statements.

With the retrospective application of IAS 19 (Revised 2011) and our decision to present the net interest component as part of our net finance cost as described above, the 2012 full year adjusted total pre-tax pension expense is USD 146 million higher than previously reported, with profits from operations and net finance costs higher by USD 14 million and USD 160 million, respectively. The impact is mainly caused by the change in the calculation of returns on assets mentioned above. The impact of the retrospective application of IAS 19 (Revised 2011) on the net benefit obligation was a decrease in the liability of USD 12 million as at 31 December 2012 and as at 1 January 2012.

The adjusted figures upon implementation of IAS 19 (Revised 2011) and the previously reported figures are demonstrated below:

Unaudited condensed consolidated interim income statement for the nine months ended 30 September 2012 and the year ended 31 December 2012:

For the period ended (USD million)	30 September 2012 (adjusted)	30 September 2012 (reported)	31 December 2012 (adjusted)	31 December 2012 (reported)
Revenue	29,471	29,471	39,758	39,758

Cost of sales	(12,322)	(12,341)	(16,422)	(16,447)
Distribution expenses	(2,855)	(2,853)	(3,787)	(3,785)
Sales and marketing expenses	(4,016)	(4,019)	(5,254)	(5,258)
Administrative expenses	(1,634)	(1,625)	(2,199)	(2,187)
Other operating income/(expenses)	456	457	684	684
Exceptional items	11	11	(32)	(32)
Profit from operations (EBIT)	9,111	9,101	12,747	12,733

Net finance cost	(1,568)	(1,447)	(2,366)	(2,206)
Share of result of associates	498	498	624	624
Profit before tax	8,041	8,152	11,005	11,151

Income tax expense	(1,188)	(1,215)	(1,680)	(1,717)

Profit	6,853	6,937	9,325	9,434

Unaudited condensed consolidated interim statement of financial position as of 31 December 2012 and as of 1 January 2012:

As at (USD million)	31 December 2012 (adjusted)	31 December 2012 (reported)	1 January 2012 (adjusted)
Equity	45,453	45,441	41,056

Non-current liabilities	56,760	56,772	51,727
Employee benefits	3,687	3,699	3,428

A number of other new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2013, and have not been listed in this interim report because of either their non-applicability or their immateriality to our unaudited condensed consolidated interim financial statements.

Effective 1 January 2013, we transferred management responsibility for Ecuador and Peru to the Zone Latin America South. These countries were previously reported within the Zone Latin America North. The 2012 Latin America South and Latin America North information have been adjusted for comparative purposes.

GRUPO MODELO COMBINATION

On 4 June 2013, we announced the completion of our combination with Grupo Modelo in a transaction valued at USD 20.1 billion. We established and funded a Trust to accept further tender of shares by Grupo Modelo shareholders at a price of USD 9.15 per share over a period of up to 25 months from the completion of the combination. As of 30 September 2013, we owned approximately 95% of Grupo Modelo’s outstanding shares.

Upon the completion of the combination, Mexico became our seventh Zone. María Asunción Aramburuzabala and Valentín Díez Morodo will join our Board of Directors, subject to the approval of our shareholders at the next shareholders meeting. We expect to apply to list certain of our ordinary shares on the Mexico Stock Exchange in the coming months.

On 7 June 2013, in a transaction related to the combination, Grupo Modelo completed the sale of its U.S. business to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate, subject to a post-closing adjustment.

Results of Operations for the Nine-Month Period Ended 30 September 2013 Compared to Nine-Month Period Ended 30 September 2012

The table below presents our condensed consolidated results of operations for the nine-month periods ended 30 September 2013 and 2012.

	Nine-month period ended 30 September 2013	Nine-month period ended 30 September 2012(3)	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	315,497	302,533	4.3
Revenue	31,484	29,471	6.8
Cost of sales	(13,112)	(12,322)	(6.4)
Gross profit	18,372	17,149	7.1
Distribution expenses	(3,014)	(2,855)	(5.6)
Sales and marketing expenses	(4,481)	(4,016)	(11.6)
Administrative expenses	(1,737)	(1,634)	(6.3)
Other operating income/expenses	698	456	53.1
Exceptional items	6,253	11	—
Profit from operations	16,091	9,111	76.6

EBITDA, as defined(2)	18,242	11,144	63.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.
(3)	2012 as reported, adjusted to reflect the changes on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Volumes

Our reported volumes include both beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Western Europe. Volumes sold by the Global Export & Holding Companies businesses are shown separately. The Grupo Modelo volumes are reported in our volumes as from 4 June 2013.

The table below summarizes the volume evolution by zone.

	Nine-month period ended 30 September 2013	Nine-month period ended 30 September 2012(2)	Change
	(thousand hectoliters)		(%)(1)
North America	93,968	96,475	(2.6)
Mexico	12,632	—	—
Latin America North	83,693	86,220	(2.9)
Latin America South	25,540	26,749	(4.5)
Western Europe	21,320	22,236	(4.1)
Central & Eastern Europe	15,468	17,842	(13.3)
Asia Pacific	54,543	47,805	14.1
Global Export & Holding Companies	8,333	5,206	60.1

Total	315,497	302,533	4.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting. See “—Summary of Changes in Accounting Policies” above.

Our consolidated volumes for the nine-month period ended 30 September 2013 increased 13.0 million hectoliters, or 4.3%, to 315.5 million hectoliters compared to our consolidated volumes for the nine-month period ended 30 September 2012.

The results for the nine-month period ended 30 September 2013 reflect the performance of our business after the completion of certain acquisitions we undertook in 2012 and 2013.

•	The 2012 acquisitions relates to the acquisition in Dominican Republic of Cervecería Nacional Dominicana (“CND”). This transaction impacted positively our volumes by 0.8 million hectoliters for the nine-month period ended 30 September 2013 compared to the nine-month period ended 30 September 2012.

•	The 2013 combination with Grupo Modelo, which was included as from 4 June 2013 within our consolidated scope for the nine-month period ended 30 September 2013, increased our volumes by 16.0 million hectoliters. The acquisition primarily affects the Mexican zone and, to a lesser degree, our Western Europe and Global Export & Holding Companies volumes.

•	The 2013 acquisition of four breweries in China impacted positively our volumes by 2.5 million hectoliters for the nine-month periods ended 30 September 2013 compared to the same period last year.

Excluding volume changes attributable to the acquisitions described above, our own beer volumes decreased 2.0% in the nine-month period ended 30 September 2013 compared to our own beer volumes for the nine-month period ended 30 September 2012. On the same basis, in the nine-month period ended 30 September 2013, our non-beer volumes declined by 3.2% compared to the same period in 2012.

North America

In the nine-month period ended 30 September 2013, our volumes in North America decreased by 2.5 million hectoliters, or 2.6%, compared to the nine-month period ended 30 September 2012.

Excluding the acquisitions described above, our total volumes would have decreased by 2.7% over the same period, mainly due to poor weather and pressure on consumer disposable income over the nine-month period. Our shipment volumes in the United States declined 2.8% and domestic United States beer sales-to-retailers adjusted for the number of selling days declined by 3.3% during the nine-month period ended 30 September 2013 compared to 30 September 2012.

We estimate our U.S. market share declined by approximately 60 bps during the nine-month period ended 30 September 2013, principally as a result of share losses of our sub-premium brands, driven by our strategy of narrowing the price gap between our sub-premium and premium brands and by the timing of the retail buy-in aforementioned.

In Canada, our beer volumes decreased by 2.9% during the nine-month period ended 30 September 2013 compared to the same period last year, due to industry decline as a result of higher taxes and pressure on consumer disposable income.

Mexico

Our volumes in Mexico were 12.6 million hectoliters in the nine-month period ended 30 September 2013 following the inclusion of Grupo Modelo volumes in our results as from 4 June 2013.

Latin America North

In the nine-month period ended 30 September 2013, our volumes in Latin America North declined by 2.5 million hectoliters, or 2.9%, compared to the same period in 2012. Excluding the acquisitions described above, our total volumes would have decreased by 3.8% over the same period, with beer volumes decreasing 4.4% and soft drink volumes decreasing 2.4% on the same basis.

In Brazil, our beer volumes declined by 4.7% during the nine-month period ended 30 September 2013. The beer industry in Brazil has been under pressure all year driven by a weak economy and a challenging consumer environment. Food inflation has eased considerably in recent months but is still ahead of the general inflation, and continues to put pressure on the disposable income of our core consumer. Volumes were also impacted by the earlier timing of Carnival during the first quarter 2013. We estimate that our premium brands continued to grow ahead of the industry, driving mix improvements and that our market share remained at approximately 68% for the nine-month period.

Latin America South

Latin America South volumes for the nine-month period ended 30 September 2013 decreased by 1.2 million hectoliters, or 4.5%, with beer volumes decreasing 4.3% and non-beer volumes decreasing 4.8%, compared to the same period in 2012. On the same basis, our beer volumes in Argentina decreased by 3.6% as a result of a difficult economic environment with high inflationary pressure, as well as colder weather during the first quarter 2013. We estimated we gained market share in the first eight months for which data is available.

Western Europe

Our volumes, including subcontracted volumes, for the nine-month period ended 30 September 2013 decreased by 0.9 million hectoliters, or 4.1%, compared to the nine-month period ended 30 September 2012. Excluding the acquisitions described above, own beer volumes for the nine-month period ended 30 September 2013 decreased 4.4%.

In Belgium, own beer volumes declined 4.0% in the nine-month period ended 30 September 2013, driven by a weak industry performance due to cold weather during the first six months of the year, partially offset by an industry recovery and a strong performance from our focus brands during the summer. In Germany, own beer volumes declined 6.9% due to a weak industry and market share loss, driven by our price increase, as well as high promotional activity in the off-trade channel. In the United Kingdom, our own volumes including cider declined 3.6% in the nine-month period ended 30 September 2013 mainly as a consequence of a weak industry due to a cold spring, partially offset by the industry benefiting from excellent summer weather. We estimate that our market share in the United Kingdom was negatively impacted by ongoing promotional pressure, while we continue to balance volume, share and profitability.

Central & Eastern Europe

Our volumes for the nine-month period ended 30 September 2013 decreased by 2.4 million hectoliters, or 13.3%, compared to the nine-month period ended 30 September 2012. In Russia, our beer volumes fell 13.2%, due to a weak industry performance.

In Ukraine, our beer volumes decreased 13.4% for the nine-month period ended 30 September 2013 compared to the nine-month period ended 30 September 2012, as a result of a very weak industry performance, especially in the third quarter of 2013.

Asia Pacific

For the nine-month period ended 30 September 2013, our volumes grew 6.7 million hectoliters, or 14.1%, compared to the same period in 2012. Excluding the acquisitions described above, our total volumes would have increased by 8.8% over the same period. On the same basis, our beer volumes in China grew by 8.8%, driven by industry growth and market share gains. Our focus brands Budweiser, Harbin and Sedrin grew by 14.8% during the nine-month period ended 30 September 2013. We estimated we gained market share in China in the first eight months of the year for which data is available.

Global Export & Holding Companies

For the nine-month period ended 30 September 2013, Global Export & Holding Companies volumes increased by 3.1 million hectoliters, or 60.1%, compared to the same period in 2012. Excluding the transfer of activities from North America and the acquisitions described above, volumes for the nine-month period ended 30 September 2013 would have decreased by 4.2%.

Revenue

The following table reflects changes in revenue across our business zones for the nine-month period ended 30 September 2013 as compared to our revenue for the nine-month period ended 30 September 2012.

	Nine-month period ended 30 September 2013	Nine-month period ended 30 September 2012(2)	Change
	(USD million)		(%) (1)
North America	12,305	12,268	0.3
Mexico	1,574	—	—
Latin America North	7,484	7,879	(5.0)
Latin America South	2,226	2,171	2.5
Western Europe	2,702	2,719	(0.6)
Central & Eastern Europe	1,128	1,293	(12.8)
Asia Pacific	2,718	2,165	25.5
Global Export & Holding Companies	1,347	975	38.2

Total	31,484	29,471	6.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting. See “—Summary of Changes in Accounting Policies” above.

Our consolidated revenue was USD 31,484 million for the nine-month period ended 30 September 2013. This represented an increase of USD 2,013 million, or 6.8% as compared to our consolidated revenue for the nine-month period ended 30 September 2012 of USD 29,471 million. The results for the nine-month period ended 30 September 2013 reflect the performance of our business after the completion of certain acquisitions we undertook in 2012 and 2013 and currency translation effects.

•	2012 acquisition in the Dominican Republic of Cervecería Nacional Dominicana (“CND”) and the 2013 acquisition of four breweries in China (further referred to as “2012 and 2013 acquisitions”) positively impacted our consolidated revenue by USD 228 million for the nine-month period ended 30 September 2013 compared to the nine-month period ended 30 September 2012.

•	The 2013 combination with Grupo Modelo, which was included within our consolidated scope as from 4 June 2013, positively impacted our consolidated revenue by USD 1,970 million for the nine-month period ended 30 September 2013 compared to the nine-month period ended 30 September 2012.

•	Our consolidated revenue for the nine-month period ended 30 September 2013 also reflects an unfavorable currency translation impact of USD 989 million mainly arising from currency translation effects in Latin America North and Latin America South.

Excluding the effects of the business acquisitions described above and currency translation effects, our revenue would have increased 2.7% for the nine-month period ended 30 September 2013 compared to the nine-month period ended 30 September 2012. Our consolidated revenue for the nine-month period ended 30 September 2013 was partly impacted by the developments in volumes discussed above. Our revenue per hectoliter for the nine-month period ended 30 September 2013 improved as a result of brand mix and our revenue management initiatives.

The main business zones contributing to growth in our consolidated revenues were (i) Latin America North, due to pricing, premium brand mix and increased own distribution; (ii) Latin America South, due to revenue management initiatives; and (iii) Asia Pacific driven mainly by volume, brand mix and selected price increases.

Cost of Sales

The following table reflects changes in cost of sales across our business zones for nine-month period ended 30 September 2013 as compared to the nine-month period ended 30 September 2012:

	Nine-month period ended 30 September 2013	Nine-month period ended 30 September 2012(2)	Change
	(USD million)		(%)(1)
North America	(5,008)	(5,039)	0.6
Mexico	(503)	—	—
Latin America North	(2,511)	(2,541)	1.2
Latin America South	(872)	(881)	1.0
Western Europe	(1,138)	(1,161)	2.0
Central & Eastern Europe	(614)	(703)	12.7
Asia Pacific	(1,481)	(1,218)	(21.6)
Global Export & Holding Companies	(985)	(779)	(26.4)

Total	(13,112)	(12,322)	(6.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Our consolidated cost of sales was USD 13,112 million for the nine-month period ended 30 September 2013. This represented an increase of USD 790 million, or 6.4%, compared to our consolidated cost of sales for the nine-month period ended 30 September 2012. The results for nine-month period ended 30 September 2013 reflect the performance of our business after the completion of certain acquisitions we undertook in 2012 and 2013 and currency translation effects.

•	The 2012 and 2013 acquisitions negatively impacted our consolidated cost of sales by USD 104 million for the nine-month period ended 30 September 2013 compared to the nine-month period ended 30 September 2012.

•	The 2013 combination with Grupo Modelo negatively impacted our consolidated cost of sales by USD 749 million for the nine-month period ended 30 September 2013 compared to the nine-month period ended 30 September 2012.

•	Our consolidated cost of sales for the nine-month period ended 30 September 2013 also reflects a positive currency translation impact of USD 329 million mainly arising from currency translation effects in Latin America North and Latin America South.

Excluding the effects of the business acquisitions described above, currency translation effects, our cost of sales would have increased by 2.2%. Our consolidated cost of sales for the nine-month period ended 30 September 2013 was partly impacted by the developments in volumes discussed above. Our cost of sales on a per hectoliter basis for the nine-month periods ended 30 September 2013 increased, due to higher input and production costs, particularly in Latin America North, Latin America South and Asia Pacific, while cost pressures in North America eased as a result of an improved production footprint for our innovations.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the nine-month period ended 30 September 2013 as compared to the nine-month period ended 30 September 2012. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the nine-month period ended 30 September 2013 were USD 8,534 million, representing an increase of USD 485 million, or 6.0% compared to our operating expenses for the same period 2012.

Distribution expenses

The following table reflects changes in distribution expenses across our business zones for the nine-month period ended 30 September 2013 as compared to the nine-month period ended 30 September 2012:

	Nine-month period ended 30 September 2013	Nine-month period ended 30 September 2012(2)	Change
	(USD million)		(%)(1)
North America	(958)	(1,010)	5.1
Mexico	(141)	—	—
Latin America North	(976)	(945)	(3.3)
Latin America South	(225)	(209)	(7.7)
Western Europe	(275)	(280)	1.8
Central & Eastern Europe	(116)	(145)	20.0
Asia Pacific	(229)	(184)	(24.5)
Global Export & Holding Companies	(96)	(83)	(15.7)

Total	(3,014)	(2,855)	(5.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Our consolidated distribution expenses were USD 3,014 million for the nine-month period ended 30 September 2013. This represented an increase of USD 159 million, or 5.6%, as compared to the nine-month period ended 30 September 2012. The results for the nine-month period ended 30 September 2013 reflect the performance of our business after the completion of certain acquisitions we undertook in 2012 and 2013 and currency translation effects.

•	The 2012 and 2013 acquisitions negatively impacted our consolidated distribution expenses by USD 23 million for the nine-month period ended 30 September 2013 compared to the nine-month period ended 30 September 2012.

•	The 2013 combination with Grupo Modelo negatively impacted our consolidated distribution expenses by USD 153 million for the nine-month period ended 30 September 2013 compared to the nine-month period ended 30 September 2012.

•	Our consolidated distribution expenses for the nine-month period ended 30 September 2013 also reflect a positive currency translation impact of USD 130 million.

Excluding the effects of the business acquisitions and the currency translation effects described above, the increase in distribution expenses would have been 4.0%, with lower distribution expenses in the United States offset by increased own distribution in Brazil, and higher labor and transportation costs in Argentina and China.

Sales and marketing expenses

Marketing expenses include all costs relating to the support and promotion of brands, including operating costs (such as payroll and office costs) of the marketing departments, advertising costs (such as agency costs and media costs), sponsoring, events, surveys and market research. Sales expenses include all costs relating to the sales of products, including operating costs (such as payroll and office costs) of the sales department and sales force.

The following table reflects changes in sales and marketing expenses across our business zones for the nine-month period ended 30 September 2013 as compared to the nine-month period ended 30 September 2012:

	Nine-month period ended 30 September 2013	Nine-month period ended 30 September 2012(2)	Change
	(USD million)		(%)(1)
North America	(1,438)	(1,367)	(5.2)
Mexico	(262)	—	—
Latin America North	(952)	(916)	(3.9)
Latin America South	(255)	(254)	(0.4)
Western Europe	(520)	(501)	(3.8)
Central & Eastern Europe	(281)	(295)	4.7
Asia Pacific	(633)	(531)	(19.2)
Global Export & Holding Companies	(139)	(153)	9.2

Total	(4,481)	(4,016)	(11.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Our consolidated sales and marketing expenses were USD 4,481 million for the nine-month period ended 30 September 2013. This represented an increase of USD 465 million, or 11.6%, as compared to our sales and marketing expenses for the nine-month period ended 30 September 2012. The results for the nine-month period ended 30 September 2013 reflect the performance of our business after the completion of certain acquisitions we undertook in 2012 and 2013 and currency translation effects.

•	The 2012 and 2013 acquisitions negatively impacted our consolidated sales and marketing expenses by USD 27 million for the nine-month period ended 30 September 2013 compared to the nine-month period ended 30 September 2012.

•	The 2013 combination with Grupo Modelo negatively impacted our consolidated sales and marketing expenses by USD 278 million for the nine-month period ended 30 September 2013 compared to the nine-month period ended 30 September 2012.

•	Our consolidated sales and marketing expenses for the nine-month period ended 30 September 2013 also reflect a positive currency translation impact of USD 112 million.

Excluding the effects of the business acquisitions described above and currency translation effects, our overall sales and marketing expenses for the nine-month period ended 30 September 2013 would have increased 6.8% due to higher investments behind our brands and innovations in most zones.

Administrative expenses

The following table reflects changes in administrative expenses across our business zones for the nine-month period ended 30 September 2013 as compared to the nine-month period ended 30 September 2012:

	Nine-month period ended 30 September 2013	Nine-month period ended 30 September 2012(2)	Change
	(USD million)		(%)(1)
North America	(352)	(352)	—
Mexico	(148)	—	—
Latin America North	(378)	(484)	21.9
Latin America South	(79)	(79)	—
Western Europe	(183)	(190)	3.7
Central & Eastern Europe	(64)	(77)	16.9
Asia Pacific	(236)	(188)	(25.5)
Global Export & Holding Companies	(298)	(264)	(12.9)

Total	(1,737)	(1,634)	(6.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Our consolidated administrative expenses were USD 1,737 million for the nine-month period ended 30 September 2013. This represented an increase of USD 103 million, or 6.3%, as compared to our consolidated administrative expenses for the nine-month period ended 30 September 2012. The results for the nine-month period ended 30 September 2013 reflect the performance of our business after the completion of certain acquisitions we undertook in 2012 and 2013 and currency translation effects.

•	The 2012 and 2013 acquisitions negatively impacted our consolidated administrative expenses by USD 16 million for the nine-month period ended 30 September 2013 compared to the nine-month period ended 30 September 2012.

•	The 2013 combination with Grupo Modelo negatively impacted our consolidated administrative expenses by USD 149 million for the nine-month period ended 30 September 2013 compared to the nine-month period ended 30 September 2012.

•	Our consolidated administrative expenses for the nine-month period ended 30 September 2013 also reflect a positive currency translation impact of USD 34 million.

Excluding the effects of the business acquisitions and the currency translation effects described above, administrative expenses would have decreased by 1.7% as a result of lower accruals for variable compensation.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business zones for the nine-month period ended 30 September 2013 as compared to the nine-month period ended 30 September 2012:

	Nine-month period ended 30 September 2013	Nine-month period ended 30 September 2012(2)	Change
	(USD million)		(%)(1)
North America	51	47	8.5
Mexico	60	—	—
Latin America North	476	290	64.1
Latin America South	(10)	(2)	—
Western Europe	18	13	38.5
Central & Eastern Europe	—	5	—
Asia Pacific	68	72	(5.6)
Global Export & Holding Companies	34	32	6.3

Total	698	456	53.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

The net positive effect of our other operating income and expenses for the nine-month period ended 30 September 2013 was USD 698 million. This represented an increase of USD 242 million, or 53.1%, compared to the nine-month period ended 30 September 2012. The results for the nine-month period ended 30 September 2013 reflect a negative translation impact of USD 51 million.

Excluding the effects of the business acquisitions and the currency translation effects described above, the net positive effect of our other operating income and expenses would have increased by 49.6% for the nine-month period ended 30 September 2013 as compared to the same period in 2012 mainly due to higher government incentives linked to our investments and the favorable outcome of legal proceedings in Brazil in the third quarter of 2013.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the nine-month period ended 30 September 2013, exceptional items consisted of restructuring charges, fair value adjustments and acquisition costs of business combinations. Exceptional items were as follows for the nine-month period ended 30 September 2013 and 2012:

	Nine-month period ended 30 September 2013	Nine-month period ended 30 September 2012
	(USD million)
Restructuring (including impairment losses)	(118)	(16)
Fair value adjustments	6,410	—
Business and asset disposal (including impairment losses)	39	62
Acquisitions costs business combinations	(78)	(35)

Total	6,253	11

Restructuring

Exceptional restructuring charges (including impairment losses) amounted to a net cost of USD 118 million for the nine-month period ended 30 September 2013 as compared to a net cost of USD 16 million for the nine-month period ended 30 September 2012. The 2013 charges primarily relate to the integration of Grupo Modelo, the integration of CND and organizational alignments in China, Europe, North America and Latin America South. These charges aim to eliminate overlap or duplicated processes, taking into account the right to match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in additional to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Fair value adjustments

Fair value adjustments recognized during the nine-month period ended 30 September 2013 of USD 6,410 million mainly relate to the exceptional, non-cash impact of revaluing the initial investment held in Grupo Modelo and the recycling to the consolidated income statement of amounts related to the investment, previously recognized in the consolidated statement of comprehensive income in line with IFRS 3.

Business and asset disposal

Business and asset disposals (including impairment losses) amounted to a net benefit of USD 39 million for the nine-month period ended 30 September 2013 compared to a net benefit of USD 62 million for the same period 2012. The 2013 net benefit results mainly from additional proceeds from the sale of the Central European operations to CVC Capital Partners.

Acquisitions costs business combinations

Acquisition costs of USD 78 million for the nine-month period ended 30 September relate to costs incurred for the combination with Grupo Modelo on 4 June 2013 and the acquisition of four breweries in China on 27 April 2013.

Profit from Operations

The following table reflects changes in profit from operations across our business zones for the nine-month period ended 30 September 2013 as compared to the nine-month period ended 30 September 2012:

	Nine-month period ended 30 September 2013	Nine-month period ended 30 September 2012(2)	Change
	(USD million)		(%)(1)
North America	4,595	4,593	—
Mexico	487	—	—
Latin America North	3,141	3,265	(3.8)
Latin America South	784	746	5.1
Western Europe	597	605	(1.3)
Central & Eastern Europe	50	79	(36.7)
Asia Pacific	198	117	69.2
Global Export & Holding Companies	6,239	(293)	—

Total	16,091	9,111	76.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Our profit from operations amounted to USD 16,091 million for nine-month period ended 30 September 2013. This represented an increase of USD 6,980 million, or 76.6%, as compared to our profit from operations for the nine-month period ended 30 September 2012. The results for nine-month period ended 30 September 2013 reflect the performance of our business after the completion of certain acquisitions we undertook in 2012 and 2013, currency translation effects and the effects of certain exceptional items as described above.

•	The 2013 and 2012 acquisitions described above positively impacted our consolidated profit from operations by USD 669 million (net) for the nine-month period ended 30 September 2013 compared to the nine-month period ended 30 September 2012.

•	Our consolidated profit from operations for the nine-month period ended 30 September 2013 also reflects a negative currency translation impact of USD 153 million.

•	Our profit from operations for the nine-month period ended 30 September 2013 was positively impacted by USD 6,253 million of certain exceptional items, as compared to a positive impact of USD 11 million for the nine-month period ended 30 September 2012. See “—Exceptional Items” above for a description of the exceptional items during the nine-month period ended 30 September 2013 and 2012.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the nine-month period ended 30 September 2013 as compared to nine-month period ended 30 September 2012:

	Nine-month period ended 30 September 2013	Nine-month period ended 30 September 2012(3)	Change
	(USD million)		(%)(1)
Profit	13,165	6,853	92.1
Net finance cost	1,666	1,568	(6.3)
Income tax expense	1,548	1,188	(30.3)
Share of result of associates	(288)	(498)	(42.2)

Profit from operations	16,091	9,111	76.6

Depreciation, amortization and impairment	2,151	2,033	(5.8)

EBITDA, as defined(2)	18,242	11,144	63.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2012 Compared to Year Ended 31 December 2011—EBITDA, as defined” of our 2012 Annual Report for additional information on our definition and use of EBITDA, as defined.
(3)	2012 as reported, adjusted to reflect the changes on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Our EBITDA, as defined, amounted to USD 18,242 million for the nine-month period ended 30 September 2013. This represented an increase of USD 7,098 million, or 63.7%, as compared to our EBITDA, as defined, for the nine-month period ended 30 September 2012. The results for the nine-month period ended 30 September 2013 reflect the performance of our business after the completion of the acquisitions we undertook in 2012 and 2013 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was positively impacted by USD 6,253 million (before impairment losses) of certain exceptional items in the nine-month period ended 30 September 2013, as compared to a positive impact of USD 11 million during the nine-month period ended 30 September 2012. See “—Exceptional Items” above for a description of the exceptional items during the nine-month period ended 30 September 2013 and 2012.

Net Finance Cost

	Nine-month period ended 30 September 2013	Nine-month period ended 30 September 2012(2)	Change
	(USD million)		(%)(1)
Net interest expense	(1,330)	(1,349)	1.4
Net interest on net defined benefit liabilities	(116)	(121)	4.1
Accretion expense	(236)	(199)	(18.6)
Other financial results	(135)	111	(221.6)

Net finance costs before exceptional finance cost	(1,817)	(1,558)	(16.6)

Mark-to-market adjustment on derivatives	251	—	—
Other financial results	(100)	(10)	—

Exceptional net finance cost	151	(10)	—

Net finance costs	(1,666)	(1,568)	(6.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Our net finance cost for the nine-month period ended 30 September 2013 was USD 1,666 million, as compared to USD 1,568 million for the nine-month period ended 30 September 2012, representing an increase of USD 98 million.

The increase in other financial results in the nine-month period ended 30 September 2013 is mainly due to mark-to-market gains of USD 298 million linked to the hedging of our share based payment programs offset by negative currency results, as well as the payment of bank fees and taxes in the normal course of business. Other financial results in the nine-month period ended 30 September 2012 included a USD 450 million gain from such hedges.

Accretion expenses of USD 236 million during the nine-month period ended 30 September 2013 increased mainly due to the IFRS accounting treatment for the put option associated with our investment in May 2012 in CND in the Dominican Republic, with an additional non-cash impact of approximately USD 30 million per quarter.

Exceptional net finance cost was USD 151 million resulting from USD 100 million cost related to utilization fees and accelerated accretion expenses related to the 2012 Facilities Agreement and USD 251 million gain related to mark-to-market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo. By 30 September 2013, 99% of the deferred share instrument had been hedged at an average price of approximately EUR 68 per share.

Share of result of associates

Our share of result of associates for the nine-month period ended 30 September 2013 was USD 288 million as compared to USD 498 million for the nine-month period ended 30 September 2012, attributable mainly to the results of Grupo Modelo in Mexico. Following our combination with Grupo Modelo, we are fully consolidating Grupo Modelo in our unaudited financial statements as from 4 June 2013, and stopped reporting Grupo Modelo’s results as results from associates as of that date.

Income Tax Expense

Our total income tax expense for the nine-month period ended 30 September 2013 amounted to USD 1,548 million, with an effective tax rate of 10.7%, as compared to an income tax expense of USD 1,188(1) million and an effective tax rate of 15.8%(1) for the nine-month period ended 30 September 2012. The variance in the effective tax rate mainly results from the non-taxable nature of the exceptional gain related to the fair value adjustment on the initial investment held in Grupo Modelo and changes in country profit mix, including the mix impact resulting from the combination with Grupo Modelo.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 1,290 million for the nine-month period ended 30 September 2013, a decrease of USD 139 million from USD 1,429(1) million for the nine-month period ended 30 September 2012, mainly due to a lower profit contribution from Ambev and the depreciation of the Brazilian real to the US dollar.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the nine-month period ended 30 September 2013 was USD 11,875 million (compared to USD 5,424(1) million for the nine-month period ended 30 September 2012) with basic earnings per share of USD 7.36, based on 1,613 million shares outstanding, representing the weighted average number of shares outstanding during the nine-month period ended 30 September 2013. The increase in profit attributable to our equity holders during the nine-month period ended 30 September 2013 is mainly driven by the exceptional gain related to the fair value adjustment on the initial investment held in Grupo Modelo.

Excluding the after-tax exceptional items discussed above, profit attributable to our equity holders for the nine-month period ended 30 September 2013 would have been USD 5,562 million and basic earnings per share would have been USD 3.45.

Outlook

Our outlook for 2013 is as follows:

We will continue to pursue our focus brands and premiumization strategy in the U.S., supported by a healthy innovation pipeline and a strong sales execution plan. We expect the pressure on volumes in Brazil to continue in the short-term. Our expectations for Brazil beer industry volume growth remain unchanged. However, based on the third quarter 2013 results, we expect industry growth in Brazil in full year 2013 to be at the lower end of the range provided in previous guidance of flat to low single digit decline. We continue to expect solid industry volume growth in China in 2013.

We expect revenue per hectoliter to grow organically ahead of inflation, weighted by country, as a result of continued improvement in mix and revenue management initiatives.

We expect cost of sales per hectoliter to increase organically by mid single digits in 2013, with global commodity cost increases and an unfavorable foreign exchange transactional impact (primarily Brazilian real/US dollar), being partly mitigated by procurement savings and efficiency gains.

We expect distribution expenses per hectoliter to increase organically by mid single digits.

We will continue to drive top-line performance by investing behind our brands and expect our sales and marketing investments to increase by mid to high single digits in full year 2013.

We expect the average coupon on net debt to be in the range of 4.8% to 5.3% in full year 2013. The average coupon is expected to decline by 50 bps beginning in 2014 because the negative cash carry linked to the delay in the closing of the combination with Grupo Modelo has been eliminated. Net pension interest expense (as a result of the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above) and accretion expenses are expected to be approximately USD 40 million and USD 75 million per quarter, respectively. Other financial results will continue to be impacted by gains and losses related to the hedging of our share based payment programs.

(1)	2012 as reported, adjusted to reflect the changes on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Our guidance for net capital expenditure in 2013 remains at approximately USD 3.9 billion, including Mexico. The remainder of the increase over 2012 is being driven mainly by investments in capacity expansion in Brazil and China, in addition to commercial capital expenditures linked to our strong innovation pipeline and market programs.

We expect the reported net debt to EBITDA ratio (adjusted for exceptional items) to fall below 2.0:1 during the course of 2014. Approximately one third of our gross debt is denominated in currencies other than the U.S. dollar, principally the euro.

Recent Developments

STOCK LENDING

We intend to enter into stock lending arrangements for up to 20 million of our ordinary shares, in the medium term, in order to fulfill our commitments under the various outstanding stock option plans.

AB INBEV TO COMBINE WESTERN EUROPE AND CENTRAL & EASTERN EUROPE ZONES

Effective 1 January, 2014, we will combine its Western Europe and Central & Eastern Europe Zones into a single Zone, to better position the company to tackle the opportunities and challenges facing its business across Europe. The new Zone will be headquartered in Leuven and led Stuart MacFarlane, currently Zone President, Central & Eastern Europe. Jo Van Biesbroeck, currently Zone President, Western Europe & Chief Strategy Officer, will continue to serve as Chief Strategy Officer and will also lead AB InBev International, our global export and licensing operation.

ACQUISITION OF BREWERIES IN CHINA

In the first nine months of 2013, we continued to strengthen its position in China by agreeing to acquire a total of five breweries in several different regions for a combined aggregate purchase price of approximately USD 1.05 billion. Each transaction is subject to customary regulatory approvals and the agreed transactions are all expected to close in 2014, none of which is conditional on the completion of any other transaction. If all of the agreed transactions are completed as expected, we will gain a total of approximately 19 million hectoliters of additional capacity in China.

AMENDMENT OF CREDIT FACILITY

Effective 20 August 2013, we amended the terms of the USD 8.0 billion 5-year revolving credit facility, originally entered into in February 2010 and subsequently amended to extend the maturity until July 2016. The August 2013 amendment provides an extension of USD 7.2 billion of the 5-year revolving credit facility to a revised maturity of July 2018.

AMBEV CORPORATE RESTRUCTURING

On 30 October 2013, Ambev S.A. obtained its registration as a public company with the Comissão de Valores Mobiliários – CVM in Brazil. As a result, and as previously disclosed, the company will now move to list its shares (and respective ADSs) on the BM&FBovespa S.A. – Bolsa de Valores Mercadorias e Futuros and on the New York Stock Exchange, respectively, which is expected to take place around mid-November 2013.